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Versus Systems Powered At-Home and In-Stadium Fan Experience at 2021 MLS All-Star Skills Challenge

Versus brought its fan engagement technology to multiple broadcast channels and fans at Banc of California Stadium on Tuesday, August 24th

LOS ANGELES, August 25, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) announced today that the company powered at-home and in-stadium fan engagement for the 2021 MLS All-Star Skills Challenge presented by AT&T 5G on Tuesday, August 24, 2021, at Banc of California Stadium in Los Angeles. During the Skills Challenge, which took place the night before the MLS All-Star Game, the top eight players from MLS battled a team of eight LIGA MX stars in five different field challenges that tested the players’ shooting, touch, cross and volley, passing and crossbar skills.

The Skills Challenge aired in the U.S., Canada and Latin America on top sports channels including FS1, TUDN (which accounts for 50% of all soccer viewership in the US), and ESPN in Latin American markets. Fans used a QR code promoted on screen to access Versus’s XEO platform from their mobile devices to participate in the Fan Poll as they supported their favorite MLS and LIGA MX players. The fan experience at Banc of California Stadium included games such as Skeeball and Soccer Shuffle.

“We are excited to have powered in-stadium engagement for the 2021 MLS Skills Challenge as fans got to watch some of soccer’s biggest stars test their phenomenal ball skills. This event took the growing MLS vs. LIGA MX rivalry to the next level. We’re thrilled that we were able to demonstrate our world-class ability to make these types of events more fun and engaging to fans of the MLS and LIGA MX,” said Matthew Pierce, Founder and CEO of Versus Systems.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Source: https://www.mlssoccer.com/all-star/2021/skills-challenge

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